                                Exhibit 19
Tier: Global    Doc Type: Policy
Element or Subelement: Corporate Secretary’s Office
Doc Number: BH-LGL-049
Rev: 4
Effective Date: 25 Jul 2024

Insider Trading Policy
Purpose
This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the Securities of Baker Hughes Company and its subsidiaries (collectively, “Baker Hughes” or the “Company”) and the handling of confidential information about the Company, affiliates and the third party companies with which the Company does business.

Scope
This Policy applies globally regardless of location or nationality and covers all employees and directors of the Company and affiliates (collectively, “you” or “your”) as well as your immediate family members and members of your household.

This Policy applies to any and all transactions in the Company’s Securities (as defined below) as well as Securities of other publicly traded companies while in possession of Material Nonpublic Information (“MNPI”).
Insider Trading
1.Prohibition of Trading on Insider Information
1.1.It is illegal for you to trade in the Securities of the Company while in possession of MNPI about the Company. It is also illegal for you to give MNPI to others who may in any way trade on the basis of that information. This is because employees and directors owe a duty of loyalty to the Company. Furthermore, you may possess information that may cause the share price to change, and it would be unfair for you to have an advantage (knowledge or expectation that the share price will change) that the rest of the investing public does not have. Civil and criminal penalties for these kinds of activities are severe.
1.2.This Policy also precludes you from trading in the Securities of another company while you are aware of MNPI relating to a possible significant transaction between Baker Hughes and that company or any other event which is likely to affect the value of that company’s Securities. Regulators have also prosecuted individuals suspected of insider trading violations where an employee or insider has traded in the stock of another company based on MNPI learned in connection with their employment or role as an insider.
1.3.“Trading” includes buying or selling (long or short) securities; exercising options or converting convertible securities; or cancelling your participation in the Baker Hughes Employee Stock Purchase Plan.
1.4.“Securities” of a company include any securities issued by that company, including common stock, preferred stock, options, warrants, convertible debentures, and derivative securities (whether or not that company issues the derivative securities) such as publicly traded options, including puts and calls.
2.Definition of Material Nonpublic Information

Revision History
Rev.	RDR	Amendment Detail	Reviewer	Approver	Effective Date
Current Revision
4	--	Updated with cautionary language regarding increased regulatory enforcement of novel	Fernando Contreras	BKR BOD	25 Jul 2024
Three Previous Revisions
3	--	Updated to reflect new 10b5-1 SEC Rules	Fernando Contreras	BKR BOD	25 Jan 2023

4

Copyright 2023 Baker Hughes Company. All rights reserved. The information contained in this document is company confidential and proprietary property of Baker Hughes and its affiliates. It is to be used only for the benefit of Baker Hughes and may not be distributed, transmitted, reproduced, altered, or used for any other purpose without the express written consent of Baker Hughes.

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Insider Trading Policy

2.1.When Information is Considered Material. Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, sell or hold Securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:
•Projections of future earnings or losses, or other earnings guidance;
•A pending or proposed merger, significant acquisition or tender offer;
•A pending or proposed strategic agreement (or termination thereof);
•A pending or proposed acquisition or disposition of a significant asset;
•A pending or proposed joint venture;
•A Company restructuring;
•A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•Bank borrowings or other financing transactions out of the ordinary course;
•The establishment of a repurchase program for the Company’s securities;
•A change in executive management;
•A change in auditors or notification that the auditor’s reports may no longer be relied upon;
•Development of a significant new product, process, or service;
•Pending or threatened significant litigation, or the resolution of such litigation;
•Impending bankruptcy or the existence of severe liquidity problems; and/or
•The discovery of a significant cybersecurity incident.
2.2.When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones “broad tape,” newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure of documents published on our website or filed with the United States Securities and Exchange Commission (“SEC”) that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors.

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BH-LGL-049 Rev: 4
Effective Date: 25 Jul 2024
Insider Trading Policy

2.3.Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until the first business day after the day on which the information is released. If, for example, the Company were to make an announcement on a Monday after market close, You shall not trade in Company Securities or other securities, as set forth in this policy, until Wednesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.
3.Special and Prohibited Transactions
The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions.
3.1.Short-Term Trading. Short-term trading (i.e., trading in securities where the time duration between entry and exit is within a few minutes or weeks) of Company Securities by directors or executive officers subject to Section 16 of the Securities and Exchange Act of 1934 (“Section 16 D&O”) as well as executive officers reporting to the CEO (collectively with the Section 16 D&O, the “Directors and Executive Officers”) is prohibited.
3.2.Short Sales. A short sale of a security is the sale of a security that the seller does not own at the time of the sale. Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. Directors, and employees, including Executive Officers of the Company are prohibited in engaging in short sales.
3.3.Publicly-Traded Options. Given the relatively short-term of publicly-traded options, transactions in options may create the appearance that a director or employee is trading based on MNPI and focus a director’s or other employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions by Directors and Executive Officers in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.
3.4.Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director or employee to continue to own Company Securities obtained through incentive plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, Directors and Executive Officers are prohibited from engaging in any such transactions.
3.5.Margin Accounts and Pledged Company Securities. Company Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Because a margin sale or foreclosure sale may occur at a time when the pledger is aware of MNPI or otherwise is not permitted to trade in Company Securities, Directors and Executive Officers are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan.

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Effective Date: 25 Jul 2024
Insider Trading Policy

3.6.Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director or employee is in possession of material nonpublic information. Directors and Executive Officers are prohibited from placing standing and limit orders. Employees on the insider trading list may place standing limit orders, but they must be cancelled prior to the beginning of the regular quarterly closed window period described below.
4.Transactions Under Company Benefit Plans
4.1.Restricted Stock. This Policy does not apply to the vesting of restricted stock or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply to any market sale of restricted stock.
4.2.Employee Stock Purchase Plan. This Policy does not apply to purchases of Company Securities in the Employee Stock Purchase Plan (the “ESPP”) resulting from your periodic contribution of money to the ESPP pursuant to the election you made at the time of your enrollment in the ESPP. This Policy does apply to your cancellation of your participation in the ESPP and to your sales of Company Securities purchased pursuant to the ESPP.
4.3.Stock Option Exercises. This Policy does not apply to the exercise of an option via a stock swap or cash exercise. This Policy does apply to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating cash needed to pay the exercise price of an option.
5.Transactions by Family Members
5.1.This Policy applies to your family members who reside with you (including a spouse, a child, stepchildren, parents, stepparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account.
6.Confidentiality of Nonpublic Information
6.1.You must maintain the confidentiality of nonpublic information relating to Baker Hughes. You should share confidential information inside Baker Hughes only as necessary to support the business objectives of the Company. Nonpublic information may be disclosed outside the Company only through established Company practices (such as press releases and public earnings calls) or under a confidentiality agreement approved by the legal department.
6.2.Please keep in mind that the Company’s policy is not to comment publicly on market rumors. You should avoid any such comments and direct all inquiries regarding Baker Hughes from investors, brokers, the press, securities analysts or investment advisors to the Investor Relations department. Do not respond to these inquiries otherwise. When such nonpublic information is “material” additional duties attach to its handling.
6.3.Federal law and this Policy prohibit you from disclosing MNPI relating to the Company to anyone who is likely to trade in the Company’s Securities or otherwise (“Tipping”).

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6.4.Under federal law, private, selective disclosure of material, nonpublic information relating to the Company to anyone outside of the Company may give rise to an obligation to publicize that information immediately. You must avoid these disclosures except on the advice of the Chief Legal Officer. This requires you to use discretion in electronic communications and in public places where you may be overheard. To avoid serious violations of law, you must report any inadvertent disclosure of material, nonpublic information to the Chief Legal Officer and Corporate Secretary immediately.
7.Trading Windows
7.1.Directors and those employees that have been designated as insiders on the insider trading list (the “Insider Group”) are prohibited from trading in the Company’s Securities during regularly scheduled closed window periods. The regularly scheduled closed window period will be communicated by the Legal Department through a published trading calendar on an annual basis. Any changes to the trading calendar will be communicated promptly. Trading windows are not “safe harbors” that ensure compliance with securities laws. Members of the Insider Group remain responsible for their trades and should use good judgment at all times.
7.2.Event-Specific Trading Restrictions. From time to time, an event may occur that is material to the Company and is known by only a few directors and employees. So long as the event remains material and nonpublic, the persons designated by the Chief Legal Officer may not trade in Company Securities. In addition, material developments impacting the Company may occur in a particular fiscal quarter that, in the judgment of the Chief Legal Officer, make it advisable that designated persons refrain from trading in Company Securities outside of the regularly scheduled closed window periods described above. In that situation, the Chief Legal Officer or Corporate Secretary may notify these persons that they may not trade in the Company’s Securities, without disclosing the reason for the restriction.
8.Pre-Clearance of Trades and 10b5-1 Plans
8.1.Section 16 D&O and members of the executive leadership team (the “ELT Members”) are required to pre-clear any trading in the Company’s Securities or Rule 10b5-1 plans with the Chief Legal Officer or Corporate Secretary.
8.2.Requests for pre-clearance of a trade or Rule 10b5-1 plan must be made via the Company Pre-Clearance Form managed by the Corporate Secretary’s office. The Pre-Clearance Form must be completed at least 3 days before a trade or Rule 10b5-1 plan adoption.
8.3.When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any MNPI about the Company. Section 16 D&O and ELT Members using Rule 10b5-1 plans must act in good faith with respect to the contract with the broker executing the trades, trading instructions and the Rule 10b5-1 plan as a whole. A Section 16 D&O requestor must also indicate whether he or she has affected any non-exempt “opposite-way” transactions (e.g., an open market sale would be “opposite” any open market purchase, and vice versa) within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor must also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale.
8.4.Rule 10b5-1 plans submitted for pre-clearance must satisfy the below requirements:
•MNPI Certification. An individual desiring to enter into a Rule 10b5-1 plan must enter into the plan at a time when he or she is not aware of any MNPI about the Company. All Rule 10b5-1 plans must include a representation in the plan certifying that the Section 16 D&O or ELT Member requesting the new or modified plan, at the time of the adoption of the new or modified Rule 10b5-1 plan: (1) is not aware of MNPI about the Company or its securities, and (2) is adopting the contract, instruction, or plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

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•Trading Window. Section 16 D&O and ELT Members may only establish a Rule 10b5-1 plan when the Company’s trading window is open.
•No Outside Trades. Once a plan is established, Section 16 D&O or ELT Members cannot enter into a corresponding or hedging position, as those may be deemed a plan modification. Trades outside the Rule 10b5-1 plan cannot involve securities subject to such Rule 10b5-1 plan.
In addition, Section 16 D&O and ELT Members may not have another outstanding (and may not subsequently enter into any additional) contract, instruction or plan that would qualify for the affirmative defense under Rule 10b5-1 for trades in any class of securities of the Company on the open market during the same period.
•Waiting Period. To avoid even the appearance of impropriety, the Company requires a waiting period of (i) as to Section 16 D&O and ELT Members, the longer of (a) 90 days between the date the Rule 10b5-1 plan is adopted or modified and the date of the first possible transaction under the plan and (b) the period that ends two business days following filing of a Form 10-Q or Form 10-K by the Company covering the financial reporting period in which the plan was adopted or modified, but in no event longer than 120 days, and (ii) as any other individuals with a Rule 10b5-1 plan, 30 days between the date the Rule 10b5-1 plan is adopted or modified and the date of the first possible transaction under the plan.
•Stock Ownership Requirements. Directors and Executive Officers may not adopt Rule 10b5-1 plans that will prevent their compliance with the stock ownership requirements outlined in the Company’s Governance Principles.
•Amendments, Suspensions and Early Terminations. Amendments, suspensions or early terminations of Rule 10b5-1 plans are strongly discouraged, as they may interfere with the affirmative defense under Rule 10b5-1 and are only permitted under exceptional circumstances at a time when the person is not aware of material nonpublic information. Any such amendments, suspensions or early terminations must be operated in good faith, and are subject to preclearance and must be approved by the Chief Legal Officer or Corporate Secretary. If approved, the Section 16 D&O or ELT Member making the request will be subject to a waiting period in accordance with the provision above between the date of the amendment or early termination and the date of the first trade thereafter, whether under the original, amended or subsequent Rule 10b5-1 plan.
Amendments to Rule 10b5-1 plans that do not change the sales or purchase prices or price ranges, the amount of securities to be sold or purchased, or the timing of the transactions under a Rule 10b5-1 plan (such as an adjustment for stock splits or a change in account information) will not trigger a new waiting period.
8.5.The Chief Legal Officer and Corporate Secretary are under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit a transaction, even if it would not violate the federal securities laws or a specific provision of this Policy. The fact that a particular intended trade has been denied pre-clearance should be treated as confidential information and should not be disclosed to any person unless authorized by the Chief Legal Officer or Corporate Secretary.
8.6.Those individuals who cease to be Section 16 D&O and/or ELT Members and continue to be employed by or associated with the Company shall remain on the pre-clearance list for a period of 90 days from the time their access to ELT Member related information was terminated and/or that individual ceased to be a Section 16 D&O.
9.Section 16 SEC Reporting

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Insider Trading Policy

9.1.Form 3, 4 and 5. Federal securities law requires the Company’s Section 16 D&O to make filings with the SEC upon becoming a Section 16 D&O and in connection with any trading in the Company’s Securities (as well as on the grant of options or awards of restricted stock). Under federal law and this Policy, it is the responsibility of each Section 16 D&O to timely make all required filings (including reporting the disposition of securities via gift or donation on a Form 4 filed with the SEC by the end of the second business day following such transaction). There is no provision for an extension of the filing deadlines, and the SEC can take enforcement action against Section 16 D&Os who do not comply fully with the filing requirements. The Corporate Secretary’s office will explain the filing requirements to Section 16 D&O and assist with these filings.
9.2.Disgorgement of “Short-Swing” Transactions. Any profit realized by a Section 16 D&O on a “short-swing” transaction (i.e., a purchase and sale, or sale and purchase, of the Company’s equity securities within a period of less than six months) must be disgorged to the Company upon demand by the Company or a stockholder acting on its behalf. By law, the Company cannot waive or release any claim it may have under Section 16(b) or enter into an enforceable agreement to provide indemnification for amounts recovered under the section. Liability under Section 16(b) is imposed in a mechanical fashion without regard to whether the Section 16 D&O intended to violate the section.
9.3.The Section 16 rules are complicated and present ample opportunity for inadvertent error. To avoid unnecessary costs and potential embarrassment for insiders and the Company, officers and directors are strongly urged to consult with the Company’s Chief Legal Officer and Corporate Secretary, prior to engaging in any transaction or other transfer of Company equity securities regarding the potential applicability of Section 16(b).
10.Prevention of Insider Trading Through Managerial Oversight
10.1.It is incumbent on each Baker Hughes’ supervisor to maintain an awareness of possible insider trading violations by persons under his or her control and to take measures where appropriate to prevent those violations. If you become aware of the possibility of a violation, you should contact the Chief Legal Officer immediately.
11.Penalties for Violation
11.1.Employees who violate this Policy are subject to disciplinary action up to and including termination of employment. Violation of this Policy can also mean breaking the law, subjecting you to criminal penalties (fines or jail sentences) or civil sanctions (damage awards or fines). The Company could also be subjected to significant civil liability and fines.
12.Reporting of Violations
12.1.Any person who violates this Policy or any federal or state law governing insider trading or tipping, or who knows of or reasonably suspects any such violation by another person, should report the matter immediately to the Chief Legal Officer. Employees are obligated to report suspected and actual violations of Company policy or the law. Doing so brings the concern into the open so that it can be resolved quickly and more serious harm can be prevented. Failure to do so could result in disciplinary action up to and including termination of employment.
13.Prior Policies Superseded
13.1.This Policy amends and supersedes any and all prior policies pertaining to securities trading.
Reporting Concerns
If you are concerned there may have been violations in conformance with this procedure or others please report your concern to your manager. If you do not feel comfortable going to your manager, contact HR, Legal, Compliance, the Ombuds, or use the Open Reporting Center.

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Insider Trading Policy

Remember that Baker Hughes does not tolerate retaliation in any form. If you feel you have been retaliated against for raising a concern, please report it using one of the channels above. Baker Hughes takes all allegations of retaliation very seriously.
Reference
•BH-QUA-002 BH QMS Transition Policy
•BH-QUA-003 BH Quality Manual
•BH-QUA-013 Control of Records
Compliance Requirements
Refer to BH-QUA-002 for details on Baker Hughes QMS Transition.

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